SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                 RYANAIR LAUNCHES LOW COST BREAKS ACROSS EUROPE

Ryanair, Europe's No.1 low fares airline, today (Wednesday, 21st April 2004) launched Ryanair Breaks - a range of value-for-money short breaks and event packages, available to book online across Europe.

Ryanair customers have the opportunity to choose from thousands of activities, tickets and excursions, available at dozens of Ryanair destinations across Europe. Packages are available from as little as 4.5 Euro (GBP3) per person. Packages are available under four main themes:

   *golf,

   *spa & leisure,

   *tickets & tours

   *outdoor breaks.

Ryanairbreaks.com's Golf package destinations include Spain, Austria, France, Italy, Scotland and Ireland, with prices from just 4.5 Euro (GBP3) per person for seven nights on the Costa Brava!

The Spa and Leisure section includes a range of beauty, relaxation, wellbeing and makeover options at locations across Europe from 73 Euro (GBP49) per person. Tickets & Tours offers concert and sports packages to everything from Britney Spears and the Red Hot Chilli Peppers playing in Paris to Barcelona FC home matches, Formula One Grand Prix to European Golf Tour events and painting courses to extreme sports. Prices start from 7Euro (GBP5) per person.

And Outdoor packages, from 21 Euro (GBP14) per person, include bike tours of Tuscany and Vienna, walking tours of Venice and Florence, and Kayaking, Windsurfing and speedboat thrills in Ireland.
Paul Fitzsimmons, Head of Ryanair Communications said:

        "Ryanair is already recognised is no.1 for low fares. Customers now have thousands of reasons to travel, as well as being able to book additional excursions, tours and other things to do when they get to their destination -- all through one website and with one shopping basket."

Ends.                          Wednesday, 21st April 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 30




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 April 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director